UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-13884
CAMERON INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)
1333 West Loop South, Suite 1700, Houston, Texas 77027   Tel. (713) 513-3300
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Plan Interests under the COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES
and Cameron International Corporation Common Stock,
par value $.01 per share, issuable pursuant to the Plan
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date:   None
Pursuant to the requirements of the Securities Exchange Act of 1934, the Cooper Cameron Corporation Savings Investment Plan for Hourly Employees has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES

By:	CAMERON INTERNATIONAL CORPORATION,
AS PLAN SPONSOR

By:	/s/ Franklin Myers

Franklin Myers
Senior Vice President